UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SANDRIDGE ENERGY, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

80007P869
 (CUSIP Number)

February 13, 2017
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[     ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No. 80007P869	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
TYRUS CAPITAL S.A.M.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Monaco

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,586,964 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,586,964 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,586,964 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  This figure includes 20,964 Shares (as defined herein) that the Reporting Person has the right to acquire upon exercise of Warrants (defined herein).

(2)  This percentage is based on a total of approximately 35,420,565 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) and is based on the sum of (i) approximately 35,399,601 Shares outstanding after the conversion of the Issuer’s 0.00% Convertible Senior Subordinated Notes due 2020 (approximated based on information published in the Issuer’s current report on Form 8-K filed February 13, 2017, the Issuer’s quarterly report on Form 10-Q filed on November 8, 2016 and the Issuer’s current report on Form 8-K filed October 7, 2016), and (ii) the 20,964 Shares issuable to the Reporting Person upon exercise of Warrants.

CUSIP No. 80007P869	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
TONY CHEDRAOUI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,586,964 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,586,964 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,586,964 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.1% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)  This figure includes 20,964 Shares that the Reporting Person has the right to acquire upon exercise of Warrants.

(2) This percentage is based on a total of approximately 35,420,565 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) and is based on the sum of (i) approximately 35,399,601 Shares outstanding after the conversion of the Issuer’s 0.00% Convertible Senior Subordinated Notes due 2020 (approximated based on information published in the Issuer’s current report on Form 8-K filed February 13, 2017, the Issuer’s quarterly report on Form 10-Q filed on November 8, 2016 and the Issuer’s current report on Form 8-K filed October 7, 2016), and (ii) the 20,964 Shares issuable to the Reporting Person upon exercise of Warrants.

Page 4 of 9 Pages

Item 1(a).       Name of Issuer:

SandRidge Energy, Inc. (the “Issuer”)

Item 1(b).       Address of Issuer’s Principal Executive Offices:

123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102

Item 2(a).       Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Tyrus Capital S.A.M. (“Tyrus S.A.M.”);  and
ii) Mr. Tony Chedraoui (“Mr. Chedraoui”).

This Statement relates to the Shares (as defined herein) held for Tyrus Capital Event Master Fund Limited, a Cayman Islands exempted company (“Tyrus Ltd.”); TC Five Limited, a Cayman Islands exempted company (“TC Ltd.”); and Tyrus Capital Event S.à r.l., a Société à responsabilité limitée incorporated in Luxembourg (“Tyrus S.à r.l.”).  Tyrus S.A.M. serves as investment manager to each of Tyrus Ltd. and TC Ltd., and as investment manager and adviser to Tyrus S.à r.l.  Mr. Chedraoui is Chief Investment Officer and control person of Tyrus S.A.M.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

      The principal business address of each of the Reporting Persons is 4 Avenue Roqueville, Monaco, MC 98000.

Item 2(c).       Citizenship:

i) Tyrus S.A.M is a Société Anonyme Monégasque; and
ii) Mr. Chedraoui is a citizen of the United Kingdom.

Item 2(d).       Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”)

Item 2(e).       CUSIP Number:

80007P869

Item 3.            If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c),
                    Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 5 of 9 Pages

Item 4.            Ownership:

Item 4(a)        Amount Beneficially Owned:

As of February 15, 2017, each of Tyrus S.A.M. and Mr. Chedraoui may be deemed the beneficial owner of 3,586,964 Shares. This amount consists of: (A) 2,154,161 Shares held for the account of Tyrus Ltd., (B) 918,793 Shares, 14,753 Shares which may be obtained upon exercise of Series A Warrants, and 6,211 Shares which may be obtained upon exercise of Series B Warrants (together with the Series A Warrants, “Warrants”) held for the account of TC Ltd, and (C) 493,046 Shares held for the account of Tyrus S.à r.l.

Item 4(b)       Percent of Class:

      As of February 15, 2017, each of Tyrus S.A.M. and Mr. Chedraoui may be deemed the beneficial owner of approximately 10.1% of Shares outstanding.  This percentage is based on a total of approximately 35,420,565 Shares outstanding, which has been calculated in accordance with Rule 13d-3(d)(1)(i) and is based on the sum of (i) approximately 35,399,601 Shares outstanding after the conversion of the Issuer’s 0.00% Convertible Senior Subordinated Notes due 2020 (approximated based on information published in the Issuer’s current report on Form 8-K filed February 13, 2017, the Issuer’s quarterly report on Form 10-Q filed on November 8, 2016 and the Issuer’s current report on Form 8-K filed October 7, 2016), and (ii) the 20,964 Shares issuable to the Reporting Person upon exercise of Warrants.

Item 4(c)       Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,586,964
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,586,964

Item 5.          Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof.  Tyrus Ltd. is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being
                       Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Page 6 of 9 Pages

Item 8.           Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.        Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tyrus Capital S.A.M.

By:	/s/ Mark Madden
	Name:	Mark Madden
	Title:	Director

Tony Chedraoui

/s/ Tony Chedraoui

February 15, 2017

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of SandRidge Energy, Inc. dated as of February 15, 2017 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Tyrus Capital S.A.M.

By:	/s/ Mark Madden
	Name:	Mark Madden
	Title:	Director

Tony Chedraoui

/s/ Tony Chedraoui

February 15, 2017